Exhibit 99.1

TSX: MAI NEWS RELEASE NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES FOURTH QUARTER AND FULL YEAR 2011
SAN JOSÉ MINE PRODUCTION

TORONTO, ONTARIO – January 18, 2012 - Minera Andes (TSX: MAI and US OTC: MNEAF) is pleased to announce production results for the year and quarter ending December 31, 2011 from its 49% owned San José Mine in Santa Cruz Province, Argentina. Highlights for the respective periods are listed below. Production costs will be announced with year-end and fourth quarter financial results, expected to be released in late March 2012.

HIGHLIGHTS

•	Silver production (100% basis) for the fourth quarter and year-end totaled 1,453,580 and 5,869,517 ounces silver.

•	Gold production (100% basis) for the fourth quarter and year-end totaled 20,934 and 80,952 ounces gold.

•	The average grade of ore processed during 2011 was 444.0 gpt silver and 5.86 gpt gold.

•	A total of 93,320 meters of exploration and infill/reserve drilling is planned at the San José Mine in 2012. This is the largest drill program in the history of the mine.

•	In addition, a 20,000 meter exploration drill program is underway at Minera Andes 100% owned properties adjacent to the San José Mine and Goldcorp’s Cerro Negro Project.

•	Drilling at the Los Azules Copper Project is expected to resume by the end of January. A total of 8,000 meters has been planned in order to test the potential to increase the size of the resource.

“The San José Mine’s silver and gold production for 2011 successfully met expectations and we are forecasting similar levels for 2012. This stable performance is expected to help finance the growth of the McEwen Mining (A proposed merger between Minera Andes and US Gold, where shareholders are scheduled to vote on January 19th, 2012). I am also pleased to announce that our partners at San José (Hochschild Mining – 51% owner and operator) are preparing to double the size of the exploration program for 2012,” stated Rob McEwen, Chairman and CEO.

OPERATING RESULTS
Year ended Dec. 31, 2011

Production for the San José Mine during 2011 was 5,869,517 ounces silver and 80,952 ounces gold (100% basis), compared with 5,324,842 ounces silver and 84,303 ounces gold in 2010. Silver production

Minera Andes Inc.

increased during 2011, despite downtime related to a 2.5 week strike in the first half of the year and a scheduled 2 week maintenance program in the Fourth Quarter. The increased silver production was due to a 12% improvement in the silver head grade. The slight decrease in gold production was due to a 5% reduction in gold head grade and the downtime mentioned above. The average grade of ore processed at San José was 444.0 gpt silver and 5.86 gpt gold. This compared with 397.0 gpt silver and 6.14 gpt gold during 2010. The average silver and gold grade variation represents normal fluctuations within the veins being mined and also different areas being sourced for production.

The average mill recovery in 2011 for silver was 85.6% and 88.7% for gold. This is compared to 83.9% for silver and 86.9% for gold in 2010.

OPERATING RESULTS
4th Quarter ended Dec. 31, 2011

San José production during the Fourth Quarter was 1,453,580 ounces silver and 20,934 ounces gold (100% basis), compared with 1,871,440 ounces silver and 26,141 ounces gold during the Fourth Quarter, 2010. The decrease in silver and gold production during the Fourth Quarter was due to two factors: 1) operations at the San José Mine were closed during the last two weeks of 2011 in order to perform scheduled maintenance, which reduced throughput during the quarter and, 2) a decrease in silver and gold grades, which represents normal fluctuations within the mining sequence.

SAN JOSÉ MINE PRODUCTION COMPARISION (100% BASIS)*	Total 2011	Q4 2011	Total 2010	Q4 2010
Ore production (tonnes)	462,825	126,675	461,134	135,710
Average head silver (gpt)	444	412	397	475
Average grade gold (gpt)	5.86	5.68	6.14	6.34
Silver produced (k oz)	5,870	1,454	5,324	1,871
Gold produced (k oz)	80.95	20.93	84.330	26.14
Silver sold (k oz)	6,087	1,750	5,284	1,962
Gold sold (k oz)	82.42	24.95	85.00	27.50
            *Minera Andes holds a 49% attributable interest in the San José mine.  The difference in the amount of metal sold in the quarter compared to the amount produced was due to timing differences.

Minera Andes makes reference to the operational and exploration update on the San José Mine released by Hochschild Mining on January 17, 2012. Minera Andes has not independently verified these results and a Qualified Person (as defined in Canadian NI 43-101) has not reviewed this information on behalf of the Company. Hochschild Mining is not required to report its exploration results in accordance with NI 43-101. As such, information is referenced for general interest only and should not be relied upon. The Company will issue and file on SEDAR and EDGAR an NI 43-101 compliant press release summarizing the exploration results following receipt of the applicable technical information.

About Minera Andes: Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine in close proximity to Goldcorp's Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of copper and an indicated resource of  2.2 billion pounds of copper; and, 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project in Santa Cruz Province.  The Company has approximately $45.0 million USD in cash with no bank debt.  Robert McEwen, Chairman and CEO, owns 30% of the shares of the company.  On September 22, 2011, Minera Andes and US Gold Corporation ("US Gold") announced that the two companies have entered into an arrangement agreement, pursuant to which the companies will combine to form

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McEwen Mining. Each Minera Andes shareholder would receive 0.45 of a US Gold share for every Minera Andes share held. A Special Meeting will be held on January 19th, 2012 in order to vote on the proposed combination.

For further information, please contact: Jenya Meshcheryakova or visit our Web site: www.minandes.com.

Jenya Meshcheryakova
Investor Relations
Bay Wellington Tower 181 Bay Street
Suite 4750 P.O. Box 792
Toronto Ontario Canada M5J 2T3
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Reliability of Information: Minera Santa Cruz S.A., the owner of the San José mine, is responsible for and has supplied to the Company all reported results from the San José mine. This press release is based entirely on information provided to Minera Andes by Minera Santa Cruz S.A. (MSC). Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Company is not the operator of the San José mine, there can be no assurance that production information reported to the Company by MSC is accurate, the Company has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information.

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, the completion of a business combination between Minera Andes and US Gold Corporation (including the numerous approvals required in connection with such a business combination), risks related to business integration as a result of a successful business combination, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, including specifically but not limited to the Corporation's Los Azules property which if resolved adversely to the Corporation (or the combined company, as the case may be) would materially affect Minera Andes' ability to develop the Los Azules project, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Company's Annual Information Form, filed on SEDAR (www.sedar.com), and the Company's Form 40F, available on EDGAR (www.sec.gov), for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.